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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ____________

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          EXCEL COMMUNICATIONS, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                        (Title of Class of Securities)


                                   300903101
                                (CUSIP Number)

                                  -----------



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    William A. Casner
    S.S.####-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                  (b)  [X]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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NUMBER OF              5   SOLE VOTING POWER       9,300,000
SHARES                 -------------------------------------------------------
BENEFICIALLY           6   SHARED VOTING POWER          -0-
OWNED BY               -------------------------------------------------------
EACH                   7   SOLE DISPOSITIVE POWER  9,300,000
REPORTING              -------------------------------------------------------
PERSON WITH            8   SHARED DISPOSITIVE POWER     -0-
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,300,000
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10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.5%
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12  TYPE OF REPORTING PERSON

    IN
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ITEM  1(A).    NAME OF ISSUER:

               EXCEL Communications, Inc.

ITEM  1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               8750 North Central Expressway, Suite 2000, Dallas, Texas  75231

ITEM  2(A).    NAME OF PERSON FILING:

               William A. Casner

ITEM  2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               13181 Lakeview, Southlake, Texas  76092

ITEM  2(C).    CITIZENSHIP:

               United States

ITEM  2(D).    TITLE OF CLASS OF SECURITIES:

               Common Stock, $.001 par value per share

ITEM  2(E).    CUSIP NUMBER:

               300903101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable

ITEM  4.       OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)       Amount beneficially owned:
               9,300,000

     (b)       Percent of class:
               8.5%

     (c)       Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  9,300,000

               (ii)  Shared power to vote or to direct the vote:  -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     9,300,000

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-
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ITEM  5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
               Not Applicable

ITEM  8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               Not Applicable

ITEM  9.       NOTICE OF DISSOLUTION OF GROUP.
               Not Applicable

ITEM 10.       CERTIFICATION.
               Not applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1997

                                            /s/ William A. Casner
                                        ----------------------------------
                                        William A. Casner